Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 33-51415

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 27, 1995)

LINCOLN NATIONAL CORPORATION EXECUTIVE DEFERRED COMPENSATION
PLAN FOR AGENTS PROSPECTUS

The Date of this SPD and Prospectus Supplement is June 10, 2005.

This Prospectus Supplement contains additional information about the Lincoln National Corporation Executive Deferred Compensation Plan for Agents (“Agents’ Plan”).

This is to advise you of changes to two of the investment options for the Agents’ Plan.

Effective June 20, 2005, the Janus Aspen Series Growth fund (Separate Account #70) will be renamed the Janus Aspen Series Large Cap Growth fund (Separate Account #70). In connection with its name change, the portfolio is adopting a new investment policy, whereby under normal market conditions, the portfolio invests at least 80% of its net assets in common stock of large-sized companies. Large-sized companies are those whose market capitalization falls within the range of companies in the Russell 1000 Index at the time of purchase. The portfolio manager looks at companies one at a time to determine if a company is an attractive investment opportunity and if it is consistent with the portfolio’s investment policies. If the manager is unable to find such investments, the portfolio’s uninvested assets may be held in cash or similar investments.

Effective April 27, 2005, the Large Capitalization Equity fund (Separate Account #23) adopted a new investment policy. The account pursues its investment objective by investing in companies who have earnings that are believed to be growing faster than the market. The long-term investment objective of the fund is to exceed the total return of the Standard & Poor’s 500 Stock Index and the Russell 1000 Growth Index over a complete market cycle.

You do not need to make any changes to your account as a result of these changes. However, you may wish to review your allocations to ensure that this investment option fits you personal objectives, and make any changes that you think are necessary.

Information about this Prospectus Supplement

        We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted. This Prospectus Supplement may add, update or change information in the Prospectus. If information in this Prospectus Supplement is inconsistent with any information in the Prospectus (or any information incorporated therein by reference), this Prospectus Supplement will apply and will supersede such information in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.